UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              Deckers Outdoor Corp.
                              --------------------
                                (Name of Issuer)

                          Common Stock, par value $.01
                          ----------------------------
                         (Title and Class of Securities)

                                   243537107
                                  ----------
                                 (CUSIP Number)


                             Henry George Luken, III
                                900 Fairway Lane
                              Soddy Daisy, TN 37379
                                 (423) 332-1314
                                 --------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                               September 17, 1998
                               ------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

          CUSIP No. 243537107

         1 NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entity Only) Henry George Luken, III


          2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)
                                                                       (b)

          3    SEC USE ONLY

          4    SOURCE OF FUNDS
                  PF

          5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e)

          6    CITIZENSHIP OR PLACE OF ORGANIZATION
                    United States

               NUMBER OF         7      SOLE VOTING POWER:        440,065
               BENEFICIALLY      8      SHARED VOTING POWER:      None
               OWNED BY
               EACH              9      SOLE DISPOSITIVE POWER    440,065
               REPORTING
               PERSON            10     SHARED DISPOSITIVE POWER  None
               WITH

          11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           440,065

          12   CHECK BOX  IF THE  AGGREGATE AMOUNT  IN ROW  (11) EXCLUDES
               CERTAIN SHARES                                             [  ]

          13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    5.16%

          14   TYPE OF REPORTING PERSON
                    IN

Item 1.  Security and Issuer

         This statement relates to the common stock, par value $.01 per share (the "Common Stock") of Deckers Outdoor Corp. (the "Company"), a Delaware corporation with its principal executive offices at 495-A South Fairview Ave., Goleta, California 93117. The Company's business phone is (805) 967-7611.

Item 2.  Identity and Background

         The person filing this statement is Henry George Luken, III. Mr. Luken's address is 900 Fairway Lane, Soddy Daisy, TN. Mr. Luken is retired. During the last five (5) years, Mr. Luken has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such law. Mr. Luken is a U.S. citizen.

Item 3.  Source and Amount of funds or other consideration.

         The source of funds used by Mr. Luken was personal funds. The amount of such funds was $2,851,362.05.

Item 4.  Purpose of Transaction

         Mr. Luken has acquired the Common Stock for investment purposes and has no plans or proposals which relate or result in any of the events listed in Item 4.

Item 5.  Interest in Securities of the Issuer.

         (a) Mr. Luken owns, beneficially 440,065 shares of Common Stock. The number of shares beneficially owned by Mr. Luken constitutes 5.16% of the Common Stock outstanding on August 7, 1998. (b) Mr. Luken has the sole power to vote or direct the voting of and dispose or direct the disposition of the 440,065 shares of Common Stock held directly by Mr. Luken.

         (c) Mr. Luken has effected the following transactions involving the Company's Common Stock during the 60 days prior to the date of this Statement:

TRADE DATE          QUANTITY/PAR        TOT COST
----------          ------------        --------

07/29/98            13000.000           74754.85
07/30/98             5000.000           29379.85
07/31/98             1300.000            7561.10
08/04/98             7000.000           40692.35
08/06/98             7000.000           40254.85
08/07/98             3000.000           17250.00
08/07/98             7000.000           40254.85
08/07/98             5000.000           28437.50
08/14/98             6800.000           37829.85
08/21/98             5000.000           27817.35
08/25/98             5000.000           27192.35
08/27/98             6985.000           37107.81
08/28/98             5000.000           25942.35
08/28/98             7000.000           36312.50
08/28/98             3270.000           16758.75
08/31/98             1500.000            7692.35
08/31/98            10000.000           51250.00
09/01/98             2700.000           13842.35
09/01/98             6200.000           31775.00
09/03/98             4500.000           22786.10
09/04/98             1000.000            5004.85
09/04/98             5000.000           25312.50
09/04/98             1000.000            4937.50
09/04/98             1000.000            4937.50
09/08/98             6000.000           29629.85
09/09/98             4060.000           19797.35
09/10/98             8150.000           39736.10
09/10/98             1500.000            7218.75
09/15/98             5100.000           24548.60
09/16/98             5000.000           24067.35
09/17/98            21800.000          104917.35

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to the Securities of the Issuer.

         There are no contracts, agreements, understandings or relationships with respect to the securities of the Company.

Item 7.  Material to be filed as Exhibits.

         There are no materials to be filed as an exhibit to this Schedule 13D.

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



September 28, 1998                              /s/ Henry George Luken, III
------------------                              ---------------------------
      Date                                          Henry George Luken, III